UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 4

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

Isilon Systems, Inc.

(Name of Subject Company Issuer)

Electron Merger Corporation

and

EMC Corporation

(Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

46432L104

(Cusip Number of Class of Securities)

Paul T. Dacier, Esq.

June D. Duchesne, Esq.

EMC Corporation

176 South Street

Hopkinton, Massachusetts 01748

(508) 435-1000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 2,405,166,255.60	$ 171,488.35

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of 66,702,734 outstanding shares of Isilon common stock, 4,264,432 shares of Isilon common stock issuable upon or otherwise deliverable in connection with the exercise of vested outstanding employee stock options and 86,490 outstanding restricted stock units multiplied by $33.85 per share, which is the offer price.

**	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for Fiscal Year 2011, issued September 29, 2010 by multiplying the Transaction Valuation by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $171,488.35	Filing Party: Electron Merger Corporation and EMC Corporation

Form or Registration No.: Schedule TO-T	Date Filed: November 19, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

CUSIP Number:

46432L104

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 19, 2010 and amended on December 2, 2010, December 6, 2010 and December 13, 2010 (the “Schedule TO”) by EMC Corporation, a Massachusetts corporation (“EMC”), and Electron Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of EMC, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Isilon Systems, Inc., a Delaware corporation (“Isilon”), at a purchase price of $33.85 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Amendment No. 4 is the final amendment to the Schedule TO and, in accordance with Instruction H of the General Instructions to Schedule TO, constitutes EMC’s and Purchaser’s disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Shares Purchaser acquired in the Offer.

The information set forth in the Offer to Purchase is incorporated by reference to all the items of this Amendment No. 4. All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Offer to Purchase.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 1 through 9, and Item 11.

At 12:00 midnight, New York City time, on Friday, December 17, 2010, the Offer expired. The Depositary for the Offer has advised EMC and Purchaser that, as of the expiration of the Offer, a total of approximately 63,988,828 Shares were validly tendered to Purchaser and not withdrawn (including Shares delivered through notices of guaranteed delivery), representing approximately 95.5% of the Shares outstanding. In addition to the Shares tendered in the Offer, EMC beneficially owns 279,411 Shares, representing approximately 0.4% of the Shares outstanding, which were acquired through ordinary brokerage transactions at prevailing market prices prior to the commencement of the Offer. Such previously-owned Shares, together with the Shares validly tendered to Purchaser and not withdrawn pursuant to the Offer (including Shares delivered through notices of guaranteed delivery), represent approximately 95.9% of the Shares outstanding. Purchaser has accepted for payment all Shares validly tendered and not withdrawn (including all Shares delivered through notices of guaranteed delivery), and payment for such Shares will be made promptly, in accordance with the terms of the Offer.

Pursuant to the terms of the Merger Agreement, EMC intends to effect a short-form merger of Purchaser with and into Isilon on December 21, 2010, without the need for a vote or meeting of Isilon stockholders. Upon the effectiveness of the Merger, each outstanding Share not purchased in the Offer (other than Shares owned by EMC, Purchaser or Isilon or any wholly owned subsidiary of EMC, Purchaser or Isilon, or the Shares that are held by stockholders, if any, who have properly and validly perfected their rights of appraisal under the DGCL) will be, by virtue of the Merger, and without action by the holder thereof, canceled and converted into the right to receive an amount in cash equal to $33.85 per Share without interest and less any required withholding taxes. As a result of the Merger, Isilon will be a wholly owned subsidiary of EMC.

On December 20, 2010, EMC issued a press release announcing the successful completion of the Offer and its intention to consummate the Merger. The full text of the press release issued by EMC is set forth as Exhibit (a)(1)(O) hereto and is incorporated by reference herein.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

“(a)(1)(O)	Press Release issued by EMC December 20, 2010.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2010

EMC CORPORATION

By:	/s/ PAUL T. DACIER
Name:	Paul T. Dacier
Title:	Executive Vice President and General Counsel

ELECTRON MERGER CORPORATION

By:	/s/ PAUL T. DACIER
Name:	Paul T. Dacier
Title:	President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated November 19, 2010.*

(a)(1)(B)	Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by EMC and Isilon on November 15, 2010.**

(a)(1)(G)	Slide Presentation dated November 15, 2010.**

(a)(1)(H)	Text of Letter to EMC Employees delivered on November 15, 2010.**

(a)(1)(I)	Transcript of Conference Call conducted on November 15, 2010.**

(a)(1)(J)	Text of article posted on EMC website, dated November 15, 2010.***

(a)(1)(K)	Text of e-mail to Isilon Employees delivered on November 15, 2010.***

(a)(1)(L)	Text of article published November 16, 2010, 2010.***

(a)(1)(M)	Press Release issued by EMC November 19, 2010.*

(a)(1)(N)	Form of Summary Advertisement as published on November 19, 2010 in The Wall Street Journal.*

(a)(1)(O)	Press Release issued by EMC December 20, 2010 (filed herewith).

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 14, 2010, by and among EMC Corporation, Electron Merger Corporation and Isilon Systems, Inc.****

(d)(2)	Tender and Voting Agreement, dated as of November 14, 2010, by and among EMC Corporation, Electron Merger Corporation and certain stockholders of Isilon Systems, Inc.****

(d)(3)	Confidentiality Agreement, dated as of August 29, 2010, by and between EMC Corporation and Isilon Systems, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Previously filed as an exhibit to the Schedule TO filed by EMC on November 19, 2010.
**	Previously filed as an exhibit to the Schedule TO-C filed by EMC on November 15, 2010.
***	Previously filed as an exhibit to the Schedule TO-C filed by EMC on November 16, 2010.
****	Previously filed as an exhibit to the Current Report on Form 8-K filed by EMC on November 16, 2010.